October 31, 2019

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, NY 10036

       Re: Take-Two Interactive Software, Inc.
           Form 10-K for the Year Ended March 31, 2019
           Filed May 14, 2019
           Form 8-K furnished on August 5, 2019
           File No. 001-34003

Dear Ms. Goldstein:

       We have reviewed your October 4, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 22, 2019 letter.

Form 10-K for the Year Ended March 31, 2019

Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 65

1. We note your responses to prior comments 4 and 5. We continue to evaluate your responses and may have further comments.
2. We note from your response to prior comment 6 that revenue from the sale of in-game content transactions is recognized ratably over an estimated service period, which is the time period in which an average user plays your software products ("user life"). Please clarify whether you recognize revenue from the sale of such goods over the user life remaining subsequent to the time in which the good was purchased. Alternatively, if the service period for the virtual goods extends beyond the user life, please explain why and
 Lainie Goldstein
Take-Two Interactive Software, Inc.
October 31, 2019
Page 2
         tell us the specific guidance you considered.
Form 8-K furnished on August 5, 2019
Exhibit 99.1, page 2

3. We note your response to prior comment 7. Please consider changing the title of your non-GAAP measure of adjusted operating cash flow to a more descriptive title such as "adjusted unrestricted operating cash flow."
      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions.



FirstName LastNameLainie Goldstein                          Sincerely,
Comapany NameTake-Two Interactive Software, Inc.
                                                            Division of
Corporation Finance
October 31, 2019 Page 2                                     Office of
Technology
FirstName LastName